================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF NOVEMBER 25, 2002



                            PAN AMERICAN SILVER CORP.
                              (Registrant's name )


                          SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F           Form 40-F    X
                             ------              -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No    X
                       -------            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

[SILVER STANDARD RESOURCES INC. LOGO]           [PAN AMERICAN SILVER CORP. LOGO]


November 25, 2002

                                  NEWS RELEASE


        SILVER STANDARD AND PAN AMERICAN SILVER ANNOUNCE HIGH GRADE DRILL
                   INTERCEPTS AT MANANTIAL ESPEJO IN ARGENTINA

Vancouver, B.C. -- Silver Standard Resources Inc. (Nasdaq - SSRI; TSX Venture - SSO; Berlin - 858840) and Pan American Silver Corp. (Nasdaq - PAAS; TSX - PAA) are pleased to report high-grade drilling results from their jointly owned Manantial Espejo silver-gold property in the Santa Cruz province of Argentina. Silver Standard is managing the current 6,000-meter core-drilling program (Ken McNaughton, VP Exploration, Silver Standard, P.Eng., Qualified Person), which is expected to result in an updated pre-feasibility study in 2003. Manantial Espejo, which translates to "silver spring", is a 101.4 square-mile project located in a very prolific precious metal belt that includes Anglo Gold's Cerro Vanguardia mine and Coeur d'Alene's Martha mine.

This year's work is estimated to cost approximately US$2.0 million and the current drill program has three primary objectives: (1) infill drilling of the Maria vein where approximately 70 percent of total precious metals resources have been outlined on the property to date; (2) defining the geometry of the Melissa vein where very high-grade silver-gold values have been intersected in earlier drilling programs; and (3) extension and exploration drilling of nearby vein targets on this large, well-mineralized property. Silver and gold mineralization at Manantial Espejo occurs as sulfides in quartz veins and silicified stockworks that cut Tertiary volcaniclastic and intrusive rock.

This release covers results received from the first 2,336 meters of drilling in 16 holes. A map showing locations of current drilling can be found at the following links (www.silver-standard.com or www.panamericansilver.com). Assays are complete for 10 holes in the Maria vein area, which were designed to infill previous drilling to 25-meter spacings (from 50 meters) over a strike length of 700 meters. The best hole to date in this area in the current program (T-289 at Line 225W) contained an intercept of 8.5 meters grading 14.3 grams of gold per tonne and 360.3 grams of silver per tonne (27.9 feet of 0.42 ounces of gold per ton and 10.5 ounces of silver per ton). These values confirm the continuity of the vein by comparing favorably in grade and thickness to results of drilling on adjacent sections. The Maria vein has been traced on surface for a strike length of at least 2,000 meters. Several wide, step-out holes are planned in the current program and will probe the vein's continuity at depth to the northwest where it has been defined by limited surface trenching but not by recent drilling.

In addition, assays were received for six holes targeted at the adjacent Melissa vein, located about 700 meters due east of Maria, where previous drilling intersected bonanza-grade silver and gold values. In the current program, two holes were particularly notable: T-292 and T-297. T-292 intersected 3.4 meters grading 17.8 grams of gold per tonne and 1,531 grams of silver per tonne (11.1 feet grading 0.52 ounces of gold per ton and 44.7 ounces of silver per ton). T-297 was similarly well mineralized with an intercept of 5.0 meters grading 8.3 grams of gold per tonne and 1,487 grams of silver per tonne (16.4 feet grading
0.24 ounces of gold per ton and 43.4 ounces of silver per ton).

Sufficient drilling has now been completed on the silver-dominant Melissa vein to perform a resource calculation, adding this zone to three other vein systems on which resources have been outlined on the Manantial Espejo project (Maria, Karina/Union and Concepcion). Drilling continues and further results will be reported as assays are received.


              1180-999 WEST HASTINGS STREET, VANCOUVER, BC V6C 2W2.
                        TEL 604.689.3846 FAX 604.689.3847
                             www.silver-standard.com

                  1500-625 HOWE STREET, VANCOUVER, BC V6C 2T6.
                        TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com

Silver Standard and Pan American Silver also announce that they have jointly acquired the 3 percent net smelter return (NSR) royalty on the Manantial Espejo property, previously owned by Barrick Gold Corp. Combined with the March 2002 acquisition of a 1.2 percent NSR royalty on the property, this nearly eliminates the property's royalty burden and will significantly improve the economics of a mining operation on the Manantial Espejo deposits.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. With approximately US$10.0 million in cash, Silver Standard is actively advancing its portfolio with drill programs now under way at Maverick Springs in Nevada, Bowdens in Australia and Manantial Espejo in Argentina.

Pan American Silver is North America's purest large silver producer with three mines, two development projects, and multiple exploration projects in Peru, Mexico, Bolivia and Argentina.


                                     - End -

For further information, contact:

SILVER STANDARD RESOURCES
Robert A. Quartermain, President, (604) 689-3846 or Paul LaFontaine, Director, Investor Relations, Toll-free: (888) 338-0046, Direct: (604) 484-8212, E-Mail: invest@silverstandard.com

PAN AMERICAN SILVER
Ross J. Beaty, Chairman and CEO, or Rosie Moore, VP Corp. Relations, (604) 684-1175, E-mail: info@panamericansilver.com


CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Silver Standard's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Silver Standard's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American/Silver Standard are active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Silver Standard's Form 20-F.

     *SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS - November 2002

---------------------------------------------------------------------------------------------------------------------
Hole No.     Location      Dip/            From       To         Interval   Gold       Gold      Silver     Silver
             (UTM)         Azimuth         (meters)   (meters)   (meters)   (g/tonne)  (oz./ton) (g/tonne)  (oz./ton)
---------------------------------------------------------------------------------------------------------------------
                                                        MARIA VEIN
---------------------------------------------------------------------------------------------------------------------
T-282        4594192N      -60(degree)/     84.3       88.3       4.0        7.8       0.23       67.8       2.0
             2462325E      29(degree)
---------------------------------------------------------------------------------------------------------------------
T-283        4594165N      -60(degree)/     54.5       62.1       7.6        3.6       0.10      248.1       5.6
             2462309E      29(degree)
---------------------------------------------------------------------------------------------------------------------
T-284        4594095N      -60(degree)/    149.5      151.3       1.8        0.8       0.02      164.1       4.9
             2462267E      30(degree)
---------------------------------------------------------------------------------------------------------------------
T-285        4594110N      -60(degree)/     70.3       76.3       6.0        8.2       0.24       98.8       2.9
             2462333E      29(degree)
---------------------------------------------------------------------------------------------------------------------
T-286        4594131N      -60(degree)/     31.5       42.6      11.1        5.4       0.16       69.3       2.0
             2462347E      29(degree)
---------------------------------------------------------------------------------------------------------------------
T-287        4594121N      -60(degree)/    136.8      141.4       4.6        1.0       0.03       66.3       1.9
             2462224E      30(degree)
---------------------------------------------------------------------------------------------------------------------
T-288        4594144N      -60(degree)/     98.9      108.2       9.3        2.5       0.07       91.8       2.7
             2462387E      2(degree)
---------------------------------------------------------------------------------------------------------------------
T-289        4594180N      -60(degree)/    137.8      146.3       8.5       14.3       0.42      360.3      10.5
             2462201E      29(degree)
                                           --------------------------------------------------------------------------
incl.                                      137.8      139.0       1.2       22.4       0.65      975.4      28.4
                                           --------------------------------------------------------------------------
and                                        144.8      146.3       1.5       30.0       0.87      313.3       9.1
---------------------------------------------------------------------------------------------------------------------
T-290        4594439N      -60(degree)/                            Assays not yet available
             2462152E      180(degree)
---------------------------------------------------------------------------------------------------------------------
T-291        4594466N      -60(degree)/     72.9       78.0       5.1                    Anomalous values
             2461880E      58(degree)
---------------------------------------------------------------------------------------------------------------------
                                                        MELISSA VEIN
---------------------------------------------------------------------------------------------------------------------
T-292        4594185N      -60(degree)/    107.5      110.9       3.4       17.8       0.52    1,531.0      44.7
             2463225E      179(degree)
                                           --------------------------------------------------------------------------
                           incl.           108.5      109.2       0.7       72.1       2.10    4,578.3     133.5
---------------------------------------------------------------------------------------------------------------------
T-293        4594232N      -60(degree)/    173.2      180.4       7.2        1.1       0.03      267.5       7.8
             2463315E      179(degree)
---------------------------------------------------------------------------------------------------------------------
T-294        4594251N      -60(degree)/    181.0      182.2       1.2        3.3       0.10      598.1      17.4
             2463375E      180(degree)
---------------------------------------------------------------------------------------------------------------------
T-295        4594180N      -60(degree)/    127.8      128.6       0.8        4.3       0.13      414.2      12.1
             2463175E      180(degree)
---------------------------------------------------------------------------------------------------------------------
T-296        4594205N      -60(degree)/                              No significant values
             2463425E      180(degree)
---------------------------------------------------------------------------------------------------------------------
T-297        4594178N      -60(degree)/     96.2      101.2       5.0        8.3       0.24    1,487.2      43.4
             2463303E      180(degree)
---------------------------------------------------------------------------------------------------------------------

* All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2002
      PAN AMERICAN SILVER CORP.


By: /s/  Ross Beaty
    -----------------------
Ross Beaty
Chairman and C.E.O.